BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          TCSI Corporation


Pursuant to Rule 13d-1 of the General
Rules and Regulations under the
Securities Exchange Act of 1934, the
following is one copy of the Schedule
13G with respect to the common stock
of the above referenced corporation.

Please acknowledge your receipt of
the Schedule 13G filing
submission through the EDGAR-Link
System software, by E-Mail
confirmation.


                         Sincerely,




                         Damian P. Reitemeyer

Enclosures












            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1)*

                    TCSI Corporation
         ______________________________________

                    NAME OF ISSUER:
             Common Stock (Par Value $.01)

         _____________________________________
               TITLE OF CLASS OF SECURITIES

                         87233R106
         _____________________________________

                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages

CUSIP No. 87233R106
Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Bankers Trust Corporation and its wholly owned subsidiary, Bankers Trust. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Both Bankers Trust Corporation
     and Bankers Trust Company are
     New York Corporations.


 NUMBER OF     5. SOLE VOTING POWER
  SHARES




BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY


  EACH         7. SOLE DISPOSITIVE
POWER
REPORTING


 PERSON        8. SHARED DISPOSITIVE
POWER
 WITH

















CUSIP No. 87233R106
Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW(9) EXCLUDES CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW 9







12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK



CUSIP No. 87233R106
Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             TCSI Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             1080 Marina Village Parkway
             Alameda, CA 94501-1046

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation and its
             wholly-owned subsidiary, Bankers
             Trust Company.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York 10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers
             Trust Company are corporations
             incorporated in the State of New York with their principal business offices located in New
             York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             87233R106


CUSIP No. 87233R106
Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:

          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.





Item 4       OWNERSHIP:


          (a)  Amount Beneficially Owned:




          (b)  Percent of Class:








CUSIP No. 87233R106
Page 6 of 8 ages

(c) Number of shares as to which the following have:

(i)  sole power to vote or to direct the
     vote -




(ii)  shared power to vote or to direct the
      vote -





(iii) sole power to dispose or to direct the disposition of -




(iv) shared power to dispose or to direct the disposition of -




Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].




CUSIP No. 87233R106
Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:
             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.



CUSIP No. 87233R106
Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary




                 Exhibit A


The  chain of ownership from  Bankers
Trust  Corporation to  Bankers  Trust
Company is shown below:

      Bankers Trust Corporation

                  |
                  |
                100%
                  |
                  |
       Bankers Trust Company